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Exhibit

Exhibit Description

99.1 Announcement on 2025/07/30: Announcement of board meeting approved the consolidated financial statements for the second quarter of 2025

99.2 Announcement on 2025/07/30: The board meeting approved capital budget execution

99.3 Announcement on 2025/07/30: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.4 Announcement on 2025/07/30: UMC announced its operating results for the second quarter of 2025

99.5 Announcement on 2025/07/30: Represent subsidiary TLC Capital Co., Ltd. to announce the redemption of OAK Hill Opportunities Fund, Segregated Portfolio

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the second quarter of 2025

1. Date of submission to the board of directors or approval by the board of directors: 2025/07/30

2. Date of approval by the audit committee: 2025/07/30

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2025/01/01~2025/06/30

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 116,616,614

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 32,324,743

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 20,605,613

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 19,500,549

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 16,591,221

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 16,679,271

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.34

11. Total assets end of the period (thousand NTD): 548,143,566

12. Total liabilities end of the period (thousand NTD): 211,098,060

13. Equity attributable to owners of parent end of the period (thousand NTD): 336,871,499

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2025/07/30

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NT$ 5,370 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.3

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2025/07/30

2. Reason for capital reduction:

The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$1,802,850

4. Cancelled shares: 180,285 shares

5. Capital reduction percentage: 0.0014%

6. Share capital after capital reduction: NT$125,563,274,190

7. Scheduled date of the shareholders meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2025/07/30

12. Any other matters that need to be specified: None

Exhibit 99.4

UMC announced its operating results for the second quarter of 2025

1. Date of occurrence of the event: 2025/07/30

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Second Quarter 2025 Results

22/28nm business reaches record high, accounting for 40% of Q2 revenue

Second Quarter 2025 Overview:

‧Revenue: NT$58.76 billion (US$2.01 billion)

‧Gross margin: 28.7%; Operating margin: 18.4%

‧Revenue from 22/28nm: 40%

‧Capacity utilization rate: 76%

‧Net income attributable to shareholders of the parent: NT$8.90 billion (US$304 million)

‧Earnings per share: NT$0.71; earnings per ADS: US$0.121

Taipei, Taiwan, ROC – July 30, 2025 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2025.

Second quarter consolidated revenue was NT$58.76 billion, increasing 1.6% from NT$57.86 billion in 1Q25. Compared to a year ago, 2Q25 revenue increased 3.4%. Consolidated gross margin for 2Q25 was 28.7%. Net income attributable to the shareholders of the parent was NT$8.90 billion, with earnings per ordinary share of NT$0.71.

Jason Wang, co-president of UMC, said, “In the second quarter, the utilization rate increased to 76%, as wafer shipments grew 6.2% QoQ, primarily driven by communications in imaging signal processors, NAND controllers, WiFi and LCD controllers. While we experienced an increase in the overall utilization and a growth of our 22/28nm portfolio, the unfavorable foreign exchange movement of the NT dollar capped our gross margin to 28.7% by nearly 3 percentage points. Revenue from our 22/28nm portfolio continued to grow sequentially, now accounting for 40% of total sales, a record high in both percentage and absolute dollar terms. Our industry-leading 22/28nm solutions continue to win adoption by customers, and we expect to see further market share gains in wireless communications over the coming quarters. We have always believed that, with the right differentiation, 22/28nm is a strong and long-lasting node with a robust product pipeline. In addition, the new Phase 3 facility at our Singapore Fab 12i, set to start production in 2026, will enable UMC to better serve customers seeking diversified manufacturing for enhanced supply chain resilience.”

Co-president Wang added, “Looking ahead to the third quarter, we expect a mild increase in wafer shipments. However, adverse foreign exchange movement will lead to a decline in NT dollar revenue. We are closely monitoring the near-term uncertainties and risks as the markets anticipate US tariff policies. To navigate macro and geopolitical headwinds, including foreign exchange risks, UMC will continue to actively manage our foreign exchange exposure and maintain financial flexibility to enhance our financial structure and business resilience.”

Co-president Wang said, “UMC was the recipient of two prestigious accolades at the 2025 Asia Responsible Enterprise Awards (AREA), organized by Enterprise Asia. Among the honors, UMC Co-President and Chief Sustainability Officer SC Chien received an award in the Responsible Business Leadership category, recognizing his leadership in advancing both business operations and sustainable development at UMC. In addition, UMC received the Corporate Sustainability Reporting Award for the company’s longstanding commitment to transparency and integrity in ESG disclosures.”

Third Quarter 2025 Outlook & Guidance

‧Wafer Shipments: Will increase by low-single digit %

‧ASP in USD: Will remain firm

‧Gross Profit Margin: Will be approximately Q2 gross margin subject to FX effect

‧Capacity Utilization: mid-70% range

‧2025 CAPEX: US$1.8 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A

Exhibit 99.5

Represent subsidiary TLC Capital Co., Ltd. to announce the redemption of OAK Hill Opportunities Fund, Segregated Portfolio

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.):

OAK Hill Opportunities Fund, Segregated Portfolio

2. Date of occurrence of the event: 2025/04/15~2025/07/30

3. Date of the board of directors’ resolution: NA

4. Other approval date: 2025/07/30; approval level: NA

5. Amount, unit price, and total monetary amount of the transaction:

Amount: 10,011.877shares;

unit price: NTD37,474.99;

total monetary amount: NTD375,194,954

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Dexon Global Investment Fund SPC; None

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Matters related to the current disposal of creditors’ rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

10. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):

Profit: NTD107,188,738

11. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Pay in full by bank transfer; None

12. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Manner of deciding on this transaction: Redemption of fund;

Reference basis for the decision on price: according to the NAV of fund;

Decision-making unit: Chairman & President's office

13. Net worth per share of the Company's underlying securities acquired or disposed of: NA

14. Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

cumulative no. of shares held: 3,500 shares;

monetary amount: NTD122,304,604;

percentage of holdings: NA;

status of any restriction of rights: None

15. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets: 0.63%;

Ratio of shareholder's equity: 0.87%;

The operational capital as shown in the most recent financial statement: NTD54,856,590,000

16. Broker and broker’s fee: None

17. Concrete purpose or use of the acquisition or disposal: realize investment profit

18. Any dissenting opinions of directors to the present transaction: NA

19. Whether the counterparty of the current transaction is a related party: No

20. Date of ratification by supervisors or approval by the Audit Committee: NA

21. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

22. Name of the CPA firm: NA

23. Name of the CPA: NA

24. Practice certificate number of the CPA: NA

25. Whether the transaction involved in change of business model: No

26. Details on change of business model: NA

27. Details on transactions with the counterparty for the past year and the expected coming year: NA

28. Source of funds: NA

29. Date on which material information regarding the same event has been previously released: NA

30. Any other matters that need to be specified: None